August 1, 2024

Victor Shvetsky
Chairman and Chief Executive Officer
Quarta-Rad, Inc.
1201 N. Orange St., Suite 700
Wilmington, DE 19801

       Re: Quarta-Rad, Inc.
           Annual Report on Form 10-K for the Fiscal Year ended December 31,
2023
           Filed April 1, 2024
           File No. 000-55964
Dear Victor Shvetsky:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year ended December 31, 2023
Item 1C. Cybersecurity, page 8

1. We note you do not include Item 1C. Cybersecurity. Please revise or advise us why you do not provide disclosure as applicable under Item 106 of Regulation
S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Sebastian Gomez Abero at 202-551-3578 with any other questions.
 August 1, 2024
Page 2



                 Sincerely,

                 Division of Corporation Finance
                 Office of Industrial Applications and
                 Services